SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE J.G. WENTWORTH COMPANY
(Name of Subject Company (Issuer))
THE J.G. WENTWORTH COMPANY
(Name of Filing Person (Offeror and Issuer))

Options to Purchase Class A Common Stock, Par Value $0.00001 per Share
(Title of Class of Securities)

46618D108
(CUSIP Numbers of Class of Securities)
(Underlying Class A Common Stock)

Stephen A. Kirkwood, Esq.
Executive Vice President, Chief Legal Officer and Corporate Secretary
201 King of Prussia Road, Suite 501
Radnor, Pennsylvania 19087-5148
(484) 434-2300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Brian M. Katz, Esq. Pepper Hamilton LLP 3000 Two Logan Square Eighteenth and Arch Streets Philadelphia, PA 19103-2799 (215) 981-4193

Calculation of Filing Fee

	Transaction Valuation*	Amount of Filing Fee**
	$425,480.64	$42.85

*
The “transaction valuation” set forth above is based on the value of the Class A Common Stock of The J.G. Wentworth Company on July 27, 2016 and assumes that all outstanding options eligible for tender, covering an aggregate of 1,198,537 shares of Common Stock of The J.G. Wentworth Company, will be exchanged pursuant to this Offer, which may not occur. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as modified by Fee Advisory #1 for fiscal year 2016, equals $100.70 per $1,000,000 of transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth under the caption “Summary Term Sheet” in the Offer by The J.G. Wentworth Company to Amend Outstanding Stock Options to Change Exercise Price and Vesting Schedule dated July 29, 2016, attached hereto as Exhibit (a)(1)(i) (the “Offer to Amend”) is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) Name and Address. The name of the issuer is The J.G. Wentworth Company. The address of the Company’s principal executive offices is 201 King of Prussia Road, Suite 501, Radnor, PA 19087-5148. Its telephone number is (484) 434-2300.
(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend outstanding options to purchase shares of the Company’s Class A common stock (the “Options”) to amend the exercise price and vesting schedule upon the terms and conditions set forth in the Offer to Amend and the related Election Form titled Offer to Amend Options attached hereto as Exhibit (a)(1)(ii) (the “Election Form”). The total number of shares outstanding of the Company’s common stock as of July 27, 2016 is 15,729,152.
(c) Trading Market and Price. The Company’s common stock was traded on the New York Stock Exchange (“NYSE”) under the symbol “JGW” until June 17, 2016, after which the Company’s common stock began trading on the OTCQX Market (“OTCQX”) under the symbol “JGWE.” The following table sets forth the high and low bid quotations per share of our common stock as reported on the NYSE and the OTCQX, as applicable, for the last two completed fiscal years as well as the first and second fiscal quarters of the current fiscal year through June 30, 2016 (all prices shown in dollars per share):

	High	Low

Fiscal Year Ended December 31, 2014
First Fiscal Quarter (three months ended March 31, 2014)	19.88	15.23
Second Fiscal Quarter (three months ended June 30, 2014)	17.85	9.43
Third Fiscal Quarter (three months ended September 30, 2014)	13.93	10.80
Fourth Fiscal Quarter (three months ended December 31, 2014)	12.86	8.65

Fiscal Year Ended December 31, 2015
First Fiscal Quarter (three months ended March 31, 2015)	11.41	8.78
Second Fiscal Quarter (three months ended June 30, 2015)	11.36	8.84
Third Fiscal Quarter (three months ended September 30, 2015)	9.43	4.32
Fourth Fiscal Quarter (three months ended December 31, 2015)	5.95	1.45

Fiscal Year Ended December 31, 2016
First Fiscal Quarter (three months ended March 31, 2016)	1.81	0.95
Second Fiscal Quarter (April 1, 2016 through June 16, 2016) (NYSE)	1.34	0.39
Second Fiscal Quarter (June 17, 2016 through June 30, 2016) (OTCQX)	0.48	0.24
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and Address. The Company is the filing person and the issuer. The business address and business telephone number of the Company are set forth under Item 2(a) above, and is incorporated herein by reference.
Information regarding the persons who are directors and/or officers and/or controlling persons of the Company is included in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2016 (the “Proxy Statement”) which is included herewith as Exhibit (a)(3) and incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Amend under the captions “Summary Term Sheet” and “The Offer” is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) and Section 10 (“J.G. Wentworth Omnibus Incentive Plan”) is incorporated herein by reference. In addition, The J.G. Wentworth Company Omnibus Incentive Plan, effective November 2013, (the “Plan”) pursuant to which the Options have been granted, is attached hereto as Exhibit (d)(1) and contains information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Amend under Section 3 (“Background and Purpose of the Offer; Material Effects of the Offer; Position of Board”) is incorporated herein by reference.
(b) Not applicable.
(c) The information set forth in the Offer to Amend under Section 3 (“Background and Purpose of the Offer; Material Effects of the Offer; Position of Board”) is incorporated herein by reference. Information contained in the Company’s Form 10-K for the year ended December 31, 2015 is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 8 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.
(a) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) and in the Proxy Statement is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) and in the Proxy Statement is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) The information set forth in the Offer to Amend under Section 11 (“Financial Information”) is incorporated herein by reference. If the offer to amend options had taken place on January 1, 2015, on a pro forma basis, the impact on the financial statements would be immaterial.
(b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Amend under Section 4 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Securities”) is incorporated herein by reference. The Company is required to comply with federal and state securities laws and tender offer rules. The information set forth in the Offer to Amend under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Amend Outstanding Stock Options to Amend Exercise Price and Vesting Schedule dated July 29, 2016.
(a)(1)(ii)	Election Form: Offer to Amend Options
(a)(1)(iii)	Notice to Employees announcing Offer to Amend Stock Options
(a)(2)	The J.G. Wentworth Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (incorporated by reference to the document as filed with the SEC on March 10, 2016)
(a)(3)	The J.G. Wentworth Company’s Definitive Proxy Statement on Schedule 14A (incorporated by reference to the document as filed with the SEC on April 20, 2016)
(b)	None.
(d)(1)
2013 Omnibus Incentive Plan (incorporated by reference to The J.G. Wentworth Company’s Registration Statement on Form S-1 (File No. 333-191585), filed with the SEC on October 7, 2013, as amended to the date hereof)

(g)	None.
(h)	None.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE J.G. WENTWORTH COMPANY

By:	/s/ Stephen A. Kirkwood
	Name:	Stephen A. Kirkwood
	Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Date: July 29, 2016